Exhibit 12.1

The Chefs’ Warehouse, Inc.

Ratio of Earnings to Fixed Charges

(in thousands)

	FISCAL YEAR ENDED
DESCRIPTION	DECEMBER 28, 2012	DECEMBER 30, 2011	DECEMBER 24, 2010	DECEMBER 25, 2009	DECEMBER 26, 2008
Earnings:
Pretax income	25,075	13,301	18,441	11,174	5,646
Plus:
Fixed Charges	3,689	14,570	4,756	3,212	3,597
Less:
Capitalized Interest	(15)

Earnings	28,749	27,871	23,197	14,386	9,243

Fixed Charges:
Expensed Interest (1)	3,674	14,570	4,041	2,815	3,238
Capitalized Interest	15
Amortized Deferred Financing Costs			715	397	359

Fixed Charges	3,689	14,570	4,756	3,212	3,597

Ratio of Earnings to Fixed Charges	7.79x	1.91x	4.88x	4.48x	2.57x

(1)	Expensed interest includes amortized debt premiums and amortized debt discounts for each of the fiscal years presented. Expensed interest also includes amortized deferred financing costs for fiscal 2011 and fiscal 2012.